Delwinds Insurance Acquisition Corp.

One City Centre

1021 Main Street, Suite 1960

Houston, Texas 77002

VIA EDGAR

August 24, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Stickel

Re: Delwinds Insurance Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 12, 2022

File No. 333-264216

Dear Mr. Stickel:

Delwinds Insurance Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2022 regarding Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on August 12, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Amended Form S-4 filed August 12, 2022

General

1. Refer to your response to comment 9. We note your disclosure at page 150 that the resignations “may be” an indication that RBCCM or DB do not want to be associated with the disclosure in the joint proxy statement / consent solicitation / prospectus or underlying business analysis related to the transaction. Please revise at pages 57, 150, and throughout, to remove “may be” from your disclosure to highlight for investors that RBCCM’s and Deutsche Bank’s withdrawals indicate that they do not want to be associated with the disclosure or underlying business analysis related to the transaction.

In response to the Staff’s comment, we have revised the disclosure on pages 23, 57, and 150 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 101

2. We note disclosure on page F-80 that you entered into a consulting agreement in the second quarter of 2022. With reference to Rule 11-01(a)(8), please tell us your consideration of presenting the pro forma impact of the agreement in your Article 11 pro forma information. Address the impact this transaction will have on the pro forma combined financial statements, including the impact on the pro forma earnings per share and statement of operations, and the related accounting implications. If material, this issuance should be presented separately within your pro forma financial information.

In response to the Staff’s comment, we have revised the disclosure regarding the impact of the consulting agreement on pro forma earnings per share and the statements of operations on pages 54, 105-106, 109-110 and 112. The revised disclosure separately presents and shows the consummation of the agreement as if it had occurred at the beginning of the fiscal year presented for the pro forma condensed combined statements of operations and the Company notes that the agreement is already reflected in the historical balance sheet. Additionally, the accounting implications discussed on page F-80 are also included in the revised disclosure.

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We thank you for your review of the foregoing and the amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Meredith Laitner, Esq., at mlaitner@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Poole
Andrew Poole
Chief Executive Officer

cc:	Meredith Laitner, Esq.
Ellenoff Grossman & Schole LLP